Locke Liddell & Sapp llp
ATTORNEYS & COUNSELORS

3400 JPMORGAN CHASE TOWER		Phone: (713) 226-1200
600 TRAVIS	AUSTIN • DALLAS • HOUSTON • NEW ORLEANS • WASHINGTON D.C.	Fax: (713) 223-3717
HOUSTON, TX 77002-3095		www.lockeliddell.com

Direct-Number: (713) 226-1496
Direct-Fax: (713) 229-2565
E-mail: dtaylor@lockeliddell.com

January 19, 2007

Via Federal Express and EDGAR

Mr. Michael McTiernan

Division of Corporation Finance

Securities & Exchange Commission

100 F. Street NE

Washington, D.C.  20549

Re:                               Analytical Surveys, Inc.
Form S-3, File No. 333-139644
Filed December 22, 2006

Dear Mr. McTiernan:

On behalf of Analytical Surveys, Inc. (“ASI” or the “Company”), this letter responds to the Staff’s comment letter of January 5, 2007, relating to Registration Statement on Form S-3 (File No. 333-139644), which was filed with the Commission by the Company on December 22, 2006 (the “Registration Statement”).  Capitalized terms used but not defined herein have the meanings that are in the Registration Statement.  All information in this response was provided to us by the Company.

We respectfully request that the appropriate members of the Staff review our responses as reflected in this letter at their earliest convenience and advise us as to further comments, if any, as soon as possible.

General

1.                                       Please provide an analysis regarding whether the resales by DKR Soundshore Oasis Holding Fund Ltd., Harborview Master Fund, L.P. and Monarch Capital Fund Ltd. should be considered primary rather than secondary offerings.  In particular, please provide the following information in tabular form.

•                  all cash payments made or to be made to each of the selling stockholders noted above, any of their affiliates, or any person with whom they have a contractual relationship regarding the transaction (including any payments made to “finders” or “placement agents”) with footnote disclosure of the terms of each such payment.

•                  all discounts received or to be received by each of the selling stockholders noted above, any of their affiliates, or any person with whom they have a contractual relationship regarding the transaction, including any discounts to market should payments on the convertible notes be made in securities or any discounts to market in the exercise price of any warrants or options with footnote disclosure of the terms of each such discount; and

•                  the dollar value of the common stock underlying the convertible notes that are registered for resale.

In addition, please provide the following information in tabular form:

•                  the total proceeds you received from each of the selling stockholders noted above from the sale of the convertible notes;

•                  all cash payments that are included in the table described above; and

•                  the resulting net proceeds you received.

Response:             The Company respectfully submits that the offering by the Company of shares pursuant to the Registration Statement and the prospectus constituting a part thereof (the “Prospectus”) is a true secondary offering and should not be viewed as a primary offering on behalf of the Company.  Item D. 29 of the SEC’s Manual of Publicly Available Telephone Interpretations sets forth six factors that an issuer should analyze to determine whether a purported secondary offering is really a primary offering.  The Company has analyzed these factors, and believes this analysis provides further confirmation that the offering by the Company of shares pursuant to the Registration Statement and the Prospectus is a true secondary offering.

1.             The Selling Shareholders relationship to the Company.  None of the Selling Shareholders in the private placement had any prior relationship with the Company except for Monarch Capital Fund, Ltd. (“Monarch”) and Palladium Capital Advisors LLC (“Palladium”).  In February 2006, the Company issued 150,000 shares of Series A Preferred Convertible Stock to Monarch in a private placement.  The shares were convertible into 118,110 shares of Common Stock by Monarch at its discretion.  In addition, Monarch received warrants to purchase 59,055 shares of Common Stock at $1.34 per share, and warrants to purchase 59,055 shares of Common Stock at $1.49 per share.  Palladium, who served as the Company’s placement agent in both the February 2006 transaction and the transaction discussed in the Registration Statement, received warrants to purchase 39,370 shares of Common Stock at $1.34 per share, and warrants to purchase 39,370 shares of Common Stock at $1.49 per share.  The relationship of Monarch, Palladium or the other Selling Shareholders with the Company, both prior and current, is not in an underwriting capacity or as a conduit on behalf of the Company.

In addition, the relationship between the Company and the Selling Shareholders was not initiated, and was never significantly driven, by a desire or need of the Company to sell shares to the public.

2.             The circumstances under which the Selling Shareholders acquired the securities.  Substantially all the shares being registered are issuable to the Selling Shareholders pursuant to the terms of the private placement offering made by the Company.  In the private placement offering, interests were purchased by the Selling Shareholders (except for Palladium who received its securities as part of its compensation in connection with it services regarding the private placement) for cash at a fixed price, and each Selling Shareholder represented to the Company that it was acquiring the securities for its own account, not as nominee or agent, and not with a view toward resale or distribution.  From the date of purchase, each of the Selling Shareholders has borne, and continues to bear, the full economic and market risk of ownership.  In addition, since the date of purchase, the Selling Shareholders have had no mechanism to redeem, put or otherwise require the Company to repurchase the securities.  All of these securities were issued to “accredited investors,” and were exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

3.             Whether the Selling Shareholders are in the business of underwriting securities.  Among the investors that purchased the shares being registered, none is involved in the business of underwriting securities.  Each of DKR Soundshore Oasis Holding Fund Ltd. (“DKR”), Harborview Master Fund, L.P (“Harborview”) and Monarch invest in numerous other private and public companies for their own respective investment purposes, as is the case with respect to the Company’s common stock.

Although Palladium is a registered NASD member, it did not purchase any securities as an investor, but rather received its securities as part of its compensation in connection with its services regarding the private placement.

4.             The amount of shares involved.  The number of shares issued, and the rights, limitations and obligations of each party under the private placement, resulted from arm’s length negotiations between the Company and the investors, not from a desire of the Company to sell shares to the public.  As a result of those negotiations, each party accepted certain risks relating to the resale of the shares issued to the Selling Shareholders.  By accepting the securities in the private placement, the investors recognized an opportunity to receive potential upside on any appreciation in the price of the Company’s common stock.  Currently, there are 5,881,039 shares of the Company’s common stock registered with the SEC, and if the Registration Statement were declared effective, there would be approximately 12,243,629 shares registered, in part because the terms of the Registration Rights Agreement require the Company to register 130% of the shares of common stock issuable upon exercise of the warrants and conversion of the convertible debentures.  As a result, 6,362,590 shares, or approximately 48% of this total, are being registered under this Registration Statement.  If 100% of the shares of common stock issuable upon exercise of the warrants and conversion of the convertible debentures are registered under the Registration Statement, the Company would be registering 4,938,130 shares of common stock, representing approximately 46% of the shares registered with the SEC.

5.             How long the Selling Shareholders have held the securities.  The Selling Shareholders have held the securities for approximately 8 weeks  (as indicated under paragraph/section 6 below, one of the selling shareholders have held previously registered shares for approximately 11 months without any sales).  In each case, during the entire period since the date of acquisition, the Selling Shareholders have been subject to the full economic and market risks of ownership, with no assurance of the shareholder’s ability to sell the shares, either in a liquid market, or at all.  This situation is contrary to that of a shareholder that undertakes the purchase of stock “with a view to distribution” or otherwise on behalf of the Company.

6.             Whether, under all the circumstances, it appears that the selling shareholders are acting as a conduit for the issuer.  None of the Selling Shareholders is acting as a conduit for the Company.  Not only do the Company’s relationships — or lack of relationships — confirm this, but there is no indication of any kind relevant to acting as a conduit.

Each of the Selling Shareholders is acting on its own behalf and not on behalf of the Company.  Each Selling Shareholder has the full economic and market risk at least for the period from the date of purchase to the effective date of the Registration Statement, which has not yet occurred.  The Selling Shareholders purchased or received the securities for investment purposes only and not with a view to distribution.  There are no indicia that any of the Selling Shareholders is engaged in a “distribution.”  A distribution is defined under Regulation M as an offering of securities that differs from normal trading activities for reasons that include special selling efforts and selling methods.  To the knowledge of the Company, none of the Selling Shareholders is making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the shares covered by the Registration Statement.  To the contrary, Palladium, one of the Selling Shareholders, originally acquired securities of the Company in February 2006.  Although the securities became registered more than nine months ago (in April 2006) and could have been sold at any time after November 2006, Palladium has not made any selling efforts, and has not entered into any other arrangement with respect to the sale of those shares.

Each Selling Shareholder is an investor and made an independent investment decision to acquire the securities.  The investors are not in the underwriting business.  The private placements were negotiated at arm’s length terms with immediate and continuing economic and market risks.

The tables below set forth the information requested by the Staff to be presented in tabular form:

Cash disbursed by the Company
DKR Soundshore Oasis Holding Fund Ltd	$5,500	(1) (2)
Harborview Master Fund, L.P	5,500	(1) (2)
Monarch Capital Fund Ltd.	5,500	(1) (2)
Palladium Capital	132,000	(3)
Feldman Weinstein & Smith LLP	25,000	(4) (5)
Total cash payments	$173,500

____________________

(1)             Due diligence fee

(2)             Withheld by Harborview

(3)             Placement agent fee

(4)             Legal fees paid on behalf of selling stockholders

(5)             Partially withheld by Harborview

No Selling Shareholder, nor any of their affiliates, nor any person with whom they have a contractual relationship regarding the transaction, received any discounts from the Company.  The conversion price of the convertible notes is $0.695, which is $0.135 above the closing bid price of the Company’s common stock on the trading day preceding closing.  The exercise price of all warrants issued pursuant to the transaction is $0.57, which is $0.01 above the closing bid price on the trading day preceding closing.

The face value of the convertible note is $1,650,000.  The dollar value of the 2,374,101 shares of common stock underlying the convertible notes that are being registered for resale on the date of closing, using the closing bid price on the trading day preceding closing, was $1,329,496.  The dollar value of the 2,374,101 shares of common stock underlying the convertible notes that are being registered for resale using the closing price of $0.56 on January 17, 2007, remained at $1,329,496.

As displayed below, the Company paid fees totaling $173,500 pursuant to the transaction with net proceeds totaling $1,471,500.

Total and Net Proceeds
DKR Soundshore Oasis Holding Fund Ltd	$550,000
Harborview Master Fund, L.P	550,500
Less fees withheld	(26,500)	(1)
Monarch Capital Fund Ltd.	550,000
Total proceeds received by the Company	1,618,500	(1)
Less cash payments disbursed by the Company
Palladium Capital	132,000
Feldman Weinstein & Smith LLP	15,000
Total cash payments	147,000	(1)
Net proceeds	$1,471,500

____________________

(1)             Proceeds before fees withheld totaled $1,650,000; $16,500 due diligence fee and $10,000 legal fee withheld at funding.

Based on all the facts, circumstances and other matters related to the Registration Statement, including those set forth above, the Company believes and respectfully submits that the offering by the Company of shares pursuant to the Registration Statement and the Prospectus is a true secondary offering and should not be viewed as a primary offering on behalf of the Company.

2.                                       Please provide in tabular form all prior securities transactions between you (or any of  your predecessors) and each of the selling stockholders noted above, any of their affiliates, or any person with whom they have a contractual relationship regarding the transaction (or any predecessors of those persons).  The table should include the following information for each transaction:

•                  the number of shares of the class of securities subject to the transaction that were authorized prior to the transaction;

•                  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction

•                  the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction

•                  the percentage of total issued and outstanding securities that were issued in the transaction (assuming full issuance);

•                  the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary)l and

•                  the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

The Company notes the Staff’s comment and has provided in tabular form below all prior securities transactions between the Company (or any of its predecessors) and each of the Selling Shareholders, any of their affiliates, or any person with whom they have a contractual relationship regarding the transaction (or any predecessors of those persons).

In February 2006, the Company issued Series A Preferred Convertible Stock to five investors, including Monarch Capital Fund Ltd.  The following table includes the information the Staff requested.  Percentages reflect actual outstanding shares as the outstanding shares were not adjusted to include common stock or common stock equivalents issuable pursuant to the transaction.

	Preferred	Common Stock issuable upon conversion of Preferred(1)	Warrants	Total Common Stock Equivalents (“CSEs”)
Shares authorized prior to transaction	2,500,000			100,000,000
Shares and CSEs issued in transaction	760,000	598,425	763,780	1,362,205 (2)
Shares outstanding prior to transaction	—	3,262,272	3,262,272	3,262,272
Percentage of total issued and outstanding securities issuable in the transaction	100%	18.3%	23.4%	41.7%

Shares and CSEs issued to selling shareholders:
Monarch Capital Fund	150,000	118,110	118,110	236,220 (3)
Percentage of transaction	19.7%	19.7%	15.4%	17.3%
Percentage of outstanding	19.7%	3.6%	3.6%	7.2%

Palladium Capital and M. Hartstein			78,740	78,740 (4)
Percentage of transaction	—	—	10.3%	5.8%
Percentage of outstanding	—	—	2.4%	2.4%
Conversion/exercise price into common	$1.27		$1.34 / $1.49	$1.35 (5)
Market price per share immediately prior to transaction				$1.33

Current market price per share				$0.59

____________________

(1)                                 Does not include shares that may be issued pursuant in lieu of cash dividends.  No shares have been issued in lieu of cash dividends.

(2)                                 Includes 760,000 preferred shares convertible into 598,425 shares of common stock at the fixed conversion price of $1.27 per share, 381,890 warrants to purchase common stock at $1.34 per share, and 381,890 warrants to purchase common stock at $1.49 per share.

(3)                                 Includes 150,000 preferred shares convertible into 118,110 shares of common stock at the fixed conversion price of $1.27 per share, warrants to purchase 59,055 shares of common stock at $1.34 per share, and warrants to purchase 59,055 shares of common stock at $1.49 per share

(4)                                 Includes warrants to purchase 39,370 shares of common stock at $1.34 per share, and warrants to purchase 39,370 shares of common stock at $1.49 per share.

(5)                                 Weighted average conversion and exercise price of shares issuable pursuant to transaction is $1.35 per common share equivalent.

3.                                       Please provide an analysis comparing the number of shares underlying the convertible notes and warrants held by each of the selling stockholders noted above that are registered for resale, to the number of outstanding shares held by persons other than the shares registered in this offering and shares held by:

•                  affiliates of each of the selling stockholders noted above;

•                  any person with whom the selling stockholders noted above have a contractual relationship regarding the transaction, including any payments made to finders or placement agents; and

•                  affiliates of the issuer.

The calculation of outstanding shares should not include any securities underlying any outstanding convertible securities, options or warrants.

Response:   The Company notes the Staff’s comment and has set forth below an analysis comparing the number of shares underlying the convertible notes and warrants held by each of the Selling Shareholders that are being registered for resale (which share number represents 130% of the shares of common stock issuable to the Selling Shareholders (except for Palladium) upon exercise of the warrants and conversion of the convertible debentures), to the number of outstanding shares held by persons other than those noted in the Staff’s comment.

	Shares issuable pursuant to convertible note	% of outstanding(1)	Warrants	% of outstanding(1)	Total Common Stock Equivalents (“CSEs”)	% of outstanding(1)
DKR	1,028,777	27.28	1,028,777	27.28	2,057,554	54.56
Harborview	1,028,777	27.28	1,028,777	27.28	2,057,554	54.56
Monarch(2)	1,028,777	27.28	1,146,887	30.41	2,175,664	57.69
Palladium(3)	—	—	229,298	6.08	229,298	6.08
Total	3,086,331	81.84	3,433,739	91.05	6,520,070	172.89

____________________

(1)                                  Percentage based on 3,771,302 shares of common stock outstanding held by persons other than those noted in the Staff’s comment.  For purposes of the percentage calculation, outstanding shares were not adjusted to reflect potential shares issuable pursuant to the transaction or 2,101,783 shares previously registered and issuable pursuant to outstanding convertible preferred stock, warrants, and options.

(2)                                  Includes warrants to purchase 118,110 shares of common stock that were registered for resale pursuant to a prior transaction.

(3)                                  Includes warrants to purchase 39,370 shares of common stock that were registered for resale pursuant to a prior transaction.

In addition, the Company respectfully sets forth below a similar analysis comparing the number of shares underlying the convertible notes and warrants held by each of the Selling Shareholders, if 100% of the shares of common stock issuable upon exercise of the warrants and conversion of the convertible debentures were registered for resale, to the number of outstanding shares held by persons other than those noted in the Staff’s comment.

	Shares issuable pursuant to convertible note	% of outstanding(1)	Warrants	% of outstanding(1)	Total Common Stock Equivalents (“CSEs”)	% of outstanding(1)
DKR	791,367	20.98	791,367	20.98	1,582,734	41.97
Harborview	791,367	20.98	791,367	20.98	1,582,734	41.97
Monarch(2)	791,367	20.98	909,477	24.12	1,700,844	45.10
Palladium(3)	—	—	229,298	6.08	229,298	6.08
Total	2,374,101	62.94	2,721,509	72.16	5,095,610	135.12

____________________

(1)                                     Percentage based on 3,771,302 shares of common stock outstanding held by persons other than those noted in the Staff’s comment.  For purposes of the percentage calculation, outstanding shares were not adjusted to reflect potential shares issuable pursuant to the transaction or 2,101,783 shares previously registered and issuable pursuant to outstanding convertible preferred stock, warrants, and options.

(2)                                     Includes warrants to purchase 118,110 shares of common stock that were registered for resale pursuant to a prior transaction.

(3)                                     Includes warrants to purchase 39,370 shares of common stock that were registered for resale pursuant to a prior transaction.

Please direct any comments or questions you may have regarding the foregoing to me at (713) 226-1496 or Michelle Earley at (512) 305-4818.

Submitted at the request and on behalf of Analytical Surveys, Inc.

Very truly yours,

/s/ David F. Taylor

David F. Taylor
For the Firm